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WASH. D.C.
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SECURI 07004103 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Central Park West, Apt. 15-C2
(No. and Street)

New York (City) New York (State) 10024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates,
(Name – *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARMA JOHNSON
Notary Public, State of New York
No. 01JO6152735
Qualified in Westchester County
Commission Expires Sept. 18, 2010

Michael P. Ross
Signature

President
Title

Karma Johnson 1/23/07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
186
SECTION

JOSEPH CAPITAL, LLC
(f/k/a CONCENTRIC CAPITAL PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Joseph Capital, LLC
(f/k/a Concentric Capital Partners, LLC)

We have audited the accompanying statement of financial condition of Joseph Capital , LLC, (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Joseph Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2007

JOSEPH CAPITAL, LLC
(f/k/a CONCENTRIC CAPITAL PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 86,460
Fees receivable	71,874
Other assets	11,074
TOTAL ASSETS	$ 169,408

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 4,314
MEMBER'S EQUITY	165,094
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 169,408

The accompanying notes are an integral part of this statement.

JOSEPH CAPITAL, LLC
(f/k/a CONCENTRIC CAPITAL PARTNERS, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Joseph Capital, LLC (f/k/a Concentric Capital Partners, LLC), a Delaware limited liability company, ("the Company") began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in July 2002. In July 2006, the Company, which was formerly known as Concentric Capital Partners, LLC, changed its name to Joseph Capital, LLC when the business changed ownership.

The Company was organized primarily to originate and place private equity transactions and provide capital raising services to the hedge fund industry. In addition, it conducts a referral business which involves making trade recommendations in over-the-counter (OTC) fixed income derivative transactions, as well as sovereign securities, quasi-sovereign securities, corporate debt securities, mortgage securities, asset backed securities, listed futures, and volatility products based on the aforementioned products to institutional or very high net worth customers, on a strictly non-discretionary basis.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

3. INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

JOSEPH CAPITAL, LLC
(f/k/a CONCENTRIC CAPITAL PARTNERS, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2006

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $82,146 which exceeded the minimum requirement of $5,000 by $77,146. The Company's ratio of aggregate indebtedness to net capital ratio was .053 to 1.

END